UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023.

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On December 26, 2023, 1.00 pm EST, Freight Technologies, Inc. (the “Company”) held its Annual Meeting of Shareholders (the “Annual Meeting”). A total of 4,243,610 ordinary shares or 39.54% of the issued and outstanding ordinary shares constituting a quorum, were represented in person or by valid proxies at the Annual Meeting. The final results for each of the matters submitted to a vote of shareholders at the Annual Meeting, as set forth in the Proxy Statement, filed with the Securities and Exchange Commission on October 18, 2023, are as follows:

Proposal 1: The Company’s shareholders elected the following four nominees as directors, to serve until the next Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, by the following vote:

NOMINEES		FOR	AGAINST	WITHHELD	BROKER NON-VOTE
1.	Javier Selgas	1,322,671	240,810	100,871	2,579,258
2.	Nicholas H. Adler	1,339,057	244,948	80,347	2,579,258
3.	William Samuels	1,323,116	244,048	97,188	2,579,258
4.	Marc Urbach	1,343,588	235,416	85,348	2,579,258

Proposal 2: The Company’s shareholders voted to ratify the appointment of UHY LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 by the following vote:

FOR	AGAINST	ABSTAIN
3,797,153	278,343	168,114

Proposal 3: The Company’s shareholders voted to approve the increase of the maximum number of shares issuable under the Freight Technologies, Inc. 2022 Equity Incentive Plan:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
1,157,368	433,047	73,937	2,579,258

Proposal 4: The Company’s shareholders voted to ratify the compensation of our named executive officers by the following vote:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
1,404,718	173,808	85,826	2,579,258

Proposal 5: The Company’s shareholders voted to determine the frequency of future advisory votes on the compensation of our named executive officers by the following vote:

1 year	2 years	3 years	ABSTAIN
1,486,407	61,629	56,464	59,852

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2023	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer